UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hawaiian Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

419879101 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 419879101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization…

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power…

0
6. Shared Voting Power…

4,808,860
7. Sole Dispositive Power…

0
8. Shared Dispositive Power…

4,808,860

9.	Aggregate Amount Beneficially Owned by Each Reporting Person…

4,808,860 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

9.95%
12.	Type of Reporting Person (See Instructions)

OO

Page 2 of 7 pages

CUSIP No. 419879101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Hawaiian LLC 20-2493330
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization…

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power…

0
6. Shared Voting Power…

4,205,412
7. Sole Dispositive Power…

0
8. Shared Dispositive Power…

4,205,412

9.	Aggregate Amount Beneficially Owned by Each Reporting Person…

4,205,412 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

8.7%
12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 7 pages

Item 1	(a).	Name of Issuer

Hawaiian Holdings, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

3375 Koapaka Street, Suite G-350, Honolulu, HI 96819, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

QVT Associates GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

QVT Hawaiian LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities

The title of the securities is common stock, $.01 par value (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 419879101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 4 of 7 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

QVT Hawaiian LLC beneficially owns 4,205,412 shares of Common Stock, consisting of 3,043,978 shares of Common Stock and an additional 1,161,434 shares of Common Stock underlying a common stock purchase warrant (the “Warrant”). Under QVT Hawaiian LLC’s Limited Liability Company Agreement, QVT Associates GP LLC, its President, has the sole right to manage the business and affairs of QVT Hawaiian LLC and has the sole right to vote any shares of voting securities issued to or held by QVT Hawaiian LLC. Accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of the 4,205,412 shares of Common Stock held by QVT Hawaiian LLC.

The Warrant contains an issuance limitation prohibiting QVT Hawaiian LLC from exercising the Warrant to the extent that such exercise would result in beneficial ownership by QVT Hawaiian LLC or QVT Associates GP LLC of more than 9.999% of the Common Stock then issued and outstanding.

QVT Associates GP LLC also acts as general partner of QVT Fund LP, which is the beneficial owner of 603,448 shares of Common Stock underlying a common stock purchase warrant (the “Second Warrant”). The Second Warrant contains an issuance limitation prohibiting QVT Fund LP from exercising the Second Warrant to the extent that such exercise would result in beneficial ownership by QVT Fund LP or QVT Associates GP LLC of more than 9.999% of the Common Stock then issued and outstanding.

QVT Fund LP and certain other accounts managed for Deutsche Bank AG London (“DB”) by QVT Financial LP, which is the investment manager of QVT Fund LP and an affiliate of QVT Associates GP LLC, together beneficially own an additional aggregate amount of 1,804,712 shares of Common Stock, consisting of 760,044 shares of Common Stock and 1,044,668 shares of Common Stock underlying the Second Warrant and two other common stock purchase warrants. Accordingly, QVT Financial LP may be deemed to be beneficial owner of 1,804,712 shares of Common Stock. QVT Financial GP LLC, as general partner of QVT Financial LP, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial LP.

Each of QVT Financial LP and QVT Financial GP LLC disclaim beneficial ownership of the shares of Common Stock held by QVT Fund LP and the accounts managed for DB. QVT Associates GP LLC disclaims beneficial ownership of all shares of Common Stock owned by QVT Fund LP and QVT Hawaiian LLC, except to the extent of its pecuniary interest therein.

In addition to the amounts reported above, RC Aviation LLC, a current stockholder of the Company, may in the future distribute up to an additional 1,331,765 shares of Common Stock to QVT Hawaiian LLC and up to an additional 332,941 shares of Common Stock to DB Hawaiian LLC, and under certain circumstances may reallocate certain additional shares from RC Aviation Management LLC to QVT Hawaiian LLC and to DB Hawaiian LLC, all subject to the discretion of the managing member of RC Aviation LLC in accordance with its organizational documents and agreements with its members.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See item (a) above.

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

See item (a) above.

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

QVT ASSOCIATES GP LLC

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

QVT HAWAIIAN LLC

By QVT Associates GP LLC, its President

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

Page 6 of 7 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2007

QVT ASSOCIATES GP LLC

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

QVT HAWAIIAN LLC

By QVT Associates GP LLC, its President

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

Page 7 of 7 pages